Park-Ohio Holdings Corp.
6065 Parkland Blvd.
Cleveland, Ohio 44124
July 13, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010

Attention:	John Cash, Accounting Branch Chief Tricia Armelin, Staff Accountant Era Anagnosti, Staff Attorney

Re:	Park-Ohio Holdings Corp.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
File No. 0-3134

Park-Ohio Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 30, 2009
File No. 333-43005
Ladies and Gentlemen:
          Park-Ohio Holdings Corp. and Park-Ohio Industries, Inc., Ohio corporations (collectively, the “Company” or “we,” “us” or “our”), are submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 23, 2009 (the “Comment Letter”), with respect to the Company’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008, filed March 16, 2009 and March 30, 2009, respectively.
          Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
General
1.	Please address the following comments as they relate to Park-Ohio Holdings Corp. and Park-Ohio Industries, Inc., as applicable.
Response:
The Company has addressed the following comments as they relate to Park-Ohio Holdings Corp. (“Holdings”) and Park-Ohio Industries, Inc. (“Industries”), as applicable, below.

Securities and Exchange Commission
July 13, 2009

Form 10-K for the fiscal year ended December 31, 2008
Item 1A. Risk Factors, page 7
General
2.	Please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks which underlie most of your MD&A disclosure. For example, in the second paragraph on page 27, you disclose that your ability to meet a debt service ratio covenant may be “materially impacted by negative economic trends”. However, your “Adverse credit market conditions may significantly affect our access to capital...” risk factor disclosure on page 7, does not address the actual risk that you raise in your Liquidity and Sources of Capital discussion.
Response:
In future filings, the Company will expand its risk factor disclosure to capture all material risks that it faces because of current market conditions and predicted volatility, try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks which underlie most of its MD&A disclosure. For example, in future Annual Reports on Form 10-K, the Company intends to add a risk factor that will address its ability to remain in compliance with its debt service covenant ratio in its revolving credit facility, to the extent applicable.
We operate in highly competitive industries, page 9
3.	It is unclear what competitive position you have within the industry segments you operate, as well as what actual effects the competitive environment has had on your business. For example, on page 4 you disclose that the North American market of the aluminum castings industry has become less competitive as result of recent bankruptcies; however, in your risk factor disclosure you assert that the markets for each of your segments “are highly competitive”. To the extent applicable, please expand your Business disclosure to identify the competitors who have a dominant position in the industry, and if known, provide an estimate of the number of your competitors. Please see Item 101(c)(1)(x) of Regulation S-K.
Response:
In future filings, the Company will expand its Business disclosure to provide additional information on the competitive environment of each of its segments, including what actual effects the competitive environment has had on its business. The Company will

Securities and Exchange Commission
July 13, 2009

also, to the extent applicable, expand its Business disclosure to identify the competitors, if any, who have a dominant position in its industries.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Critical Accounting Policies, page 29
Impairment of Long-Lived Assets, page 29
4.	With a view towards future disclosure, please provide us a more specific and comprehensive discussion of your impairment analyses for long-lived assets. In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes. Reference SFAS 144.
Response:
In future filings, we will revise our disclosure regarding our critical accounting policy concerning the accounting for impairment of long-lived assets to provide more specific and comprehensive discussion of management’s judgments, assumptions and methodologies used for valuing long-lived assets. For example, we propose including revised disclosure in our future filings consistent with the following disclosure, to the extent applicable:
“Impairment of Long-Lived Assets: In accordance with FAS 144, management performs impairment tests of long-lived assets, including property and equipment, whenever an event occurs or circumstances change that indicate that the carrying value may not be recoverable or the useful life of the asset has changed. We reviewed our long-lived assets for indicators of impairment such as a decision to idle certain facilities and consolidate certain operations, a current-period operating or cash flow loss or a forecast that demonstrates continuing losses associated with the use of a long-lived asset and the expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life especially in light of the recent volume declines and volatility in the automotive markets along with the general economic downturn and our goodwill impairment. When we identified impairment indicators, we determined whether the carrying amount of our long-lived assets was recoverable by comparing the carrying value to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. We considered whether impairments existed at the lowest level of independent identifiable cash flows within a reporting unit (for example, plant location, program level or asset level). If the carrying value of the assets exceeded the expected cash flows, the Company estimated the fair value of these assets by using appraisals or recent selling experience in selling similar assets or for certain assets with reasonably predictable cash flows by performing discounted cash flow analysis using the same discount rate used as the weighted average cost of capital

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July 13, 2009

in the respective goodwill impairment analysis to estimate fair value when market information wasn’t available to determine whether an impairment existed. Certain assets were abandoned and written down to scrap or appraised value. During 2008, the Company recorded asset impairment charges of approximately $23.0 million, of which approximately $13.8 million was determined based on appraisals or scrap value and approximately $9.2 million was based on discounted cash flow analysis. The impact of a one percentage point change in the discount rate used in performing the discounted cash flow analysis would have been less than $1.0 million with respect to the asset impairment charges. See Note O to the consolidated financial statements.”
Goodwill, page 29
5.	With a view towards future disclosure, please provide us a more specific and comprehensive discussion of your impairment analyses for goodwill. In this regard, please explain the methods you used to determine fair value. Also, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses. Reference SFAS 142.
Response:
At December 31, 2008, we wrote off substantially all of our goodwill except for approximately $4.1 million that resides in our capital equipment reporting unit, which is included in our Manufactured Products segment. This reporting unit is very profitable and is driving strong cash flow. In future filings, we will revise our disclosure regarding our critical accounting policy concerning the accounting for goodwill to provide more specific and comprehensive discussion of management’s judgments, assumptions and methodologies used for valuing goodwill. For example, we propose including revised disclosure in our future filings consistent with the following disclosure pertaining to our 2008 impairment analysis, to the extent applicable (dollar amounts in thousands):
“Goodwill:

As required by FAS 142, management performs impairment testing of goodwill at least annually as of October 1 of each year or more frequently if impairment indicators arise.

In accordance with FAS 142, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment pursuant to FAS 131, “Disclosure About Segments of and Enterprise and Related Information,” or one level below the reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. Prior to our 2008 impairment analysis, we had four reporting units with recorded goodwill including Supply Technologies (included in the Supply

Securities and Exchange Commission
July 13, 2009

Technologies segment) with $64,578 of goodwill, Engineered Specialty Products (included in the Supply Technologies segment) with $14,670 of goodwill, Aluminum Products with $16,515 of goodwill and Capital Equipment (included in the Manufactured Products segment) with $4,109 of goodwill. At the time of goodwill impairment testing, management determined fair value of the reporting units through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. If the calculated fair value is less than the carrying value, impairment of the reporting unit may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing in the absence of available domestic and international transactional market evidence to determine the fair value. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the weighted average cost of capital (“WACC”) methodology. The WACC methodology considers market and industry data as well as company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit, which ranged from 12% to 18%, is indicative of the return an investor would expect to receive for investing in such a business. Operational management, considering industry and company-specific historical and projected data, develops growth rates and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The projections developed for the 2008 impairment test reflected management’s view considering the significant market downturn during the fourth quarter. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow model, the aggregate fair value of all reporting units is reconciled to the market capitalization of the Company, which had a significant decline in the fourth quarter of 2008. We have completed the annual impairment test as of October 1, 2007, 2006, 2005 and 2004 and have determined that no goodwill impairment existed as of those dates. We completed the annual impairment tests as of October 1, 2008 and updated these tests, as necessary, as of December 31, 2008. We concluded that all of the goodwill in three of the reporting units for a total of $95,763 was impaired and written off in the fourth quarter of 2008. At December 31, 2008, the Company had remaining goodwill of $4,109 in the capital equipment reporting unit.”
Income Taxes, page 30
6.	We note that you have a significant amount of gross deferred tax assets. With a view towards future disclosure, please tell us how you determined that it was more likely than not that these amounts will be realized.
Response:

Securities and Exchange Commission
July 13, 2009

In accordance with Statement of Financial Accounting Standards (“FAS”) No. 109, “Accounting for Income Taxes”, the Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates. Specifically, we measure gross deferred tax assets for deductible temporary differences and carryforwards, such as operating losses and tax credits, using the applicable enacted tax rates and apply the more likely than not measurement criterion.
FAS 109, paragraph 21, provides that ‘Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback, carryforward period available under the tax law’. The Company analyzed the four possible sources of taxable income as set forth in FAS 109 paragraph 21 and concluded that the only relevant source of taxable income is the reversal of its existing taxable temporary differences. The Company reviewed the projected timing of the reversal of its taxable temporary differences and determined that such reversals will offset the Company’s deferred tax assets prior to their expiration. Accordingly, a valuation reserve was established against the Company’s domestic deferred tax assets net of its deferred tax liabilities (taxable temporary differences).
In future filings, to the extent applicable, we will revise our disclosure regarding accounting for deferred tax assets to provide readers with a better insight into management’s judgments and a better understanding of the assumptions and methodologies used to measure our gross deferred tax assets.
Note I- Stock Plan, page 53
7.	With a view towards future disclosure, please tell us if or when you expect to discontinue the use of the simplified method to value the expected lives of your options.
Response:
Holdings uses the simplified method, pursuant to the guidance in Staff Accounting Bulletins No. 107 and 110, to value the expected lives of its “plain vanilla” options in accordance with FAS 123R because it believes that it is unable to rely on its historical exercise data as a reasonable basis upon which to estimate the expected lives based upon the following:
Most of our historical grant and exercise data are from options granted with an option exercise price of $1.91 in November 2001. The employees included in this grant were middle management to executive level whereas current option grants are at the executive level. Therefore, exercise data from the November 2001 grant are not representative of current option grants The size of our recent option grants is small, and only a select few executives now receive options. Exercises for the executives are partially driven by their

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July 13, 2009

individual tax considerations. Other factors are share price growth and elapsed time. The data on these drivers are insufficient to support estimates of future expected lives of new grants and historical exercise data for the executives are sparse due to short elapsed option lives and unfavorable share price paths. The Company will discontinue using the simplified method when it can rely on its historical exercise data.
Item 9A. Controls and Procedures, page 63
Evaluation of disclosure controls and procedures, page 63
8.	Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures contained in the first paragraph under this subsection. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at, <http://www.sec.gov/rules/final/33-8238.htm>.
Response:
In future filings, we will remove the reference to the level of assurance of our disclosure controls and procedures and would revise our disclosure regarding the valuation of disclosure controls and procedures as follows:
“As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chairman and Chief Executive Officer and our Vice President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Based upon that evaluation, our Chairman and Chief Executive Officer and our Vice President and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.”
Exhibits

Securities and Exchange Commission
July 13, 2009

9.	We note that you have not filed all of the exhibits and schedules to the Second Amended and Restated Credit Agreement dated June 20, 2007 (Exhibit 4.1). Please provide us with a complete copy of each of the omitted schedules and exhibits for this exhibit. In addition, please provide us with an explanation as to why you have omitted the schedules and exhibits to these exhibits. If you do not believe the omitted information constitutes material information that is required to be included in your publicly-filed exhibits, please provide a detailed analysis setting forth your conclusions.
Response:
Because of the size of the exhibits and schedules to the Second Amended and Restated Credit Agreement dated June 20, 2007 (the “Credit Agreement”), we have provided the exhibits and schedules to the Staff under separate cover.
Pursuant to Item 601(b)(2) of Regulation S-K, schedules or similar attachments to, among other agreements, material plans of acquisition need not be filed with the Commission unless such schedules or similar attachments contain information that is material to an investment decision. Although Item 601(b)(10) does not contain a similar proviso that would allow a registrant to omit schedules or similar attachments to material agreements filed pursuant to such item, market practice is to extend such proviso to Item 601(b)(10) when the schedules or similar attachments do not contain information that is material to an investment decision. The exhibits to the Credit Agreement consist of documents that we do not believe are material to an investment decision, such as the form of borrowing notice and a variety of other form agreements. Similarly, we do not believe the disclosure schedules, which consist of, among other items, a list of our real property and a list of our intellectual property, are material to an investment decision. Accordingly, because we do not believe that the exhibits and schedules to the Credit Agreement contain information that is material to an investment decision, we did not file all exhibits and schedules to the Credit Agreement with the Commission.
Form 10-Q for the quarterly period ended March 31, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 15
10.	Please revise future filings to provide a more comprehensive explanation of the reasons for significant decreases in sales during the period and to address management’s expectations regarding future sale trends and any plans to address such trends. Also, please revise future filings to explain why you decided to exit your relationship with your largest customer and to quantify the impact of that decision on your comparative disclosures.
Response:

Securities and Exchange Commission
July 13, 2009

In future filings, we will provide a more comprehensive explanation for significant decreases in sales during the period and management’s expectation s regarding future sales trends and plans to address such trends. In addition, in future filings, we will quantify the impact of our decision to exit our relationship with our largest customer, to the extent applicable.
Liquidity and Sources of Capital, page 17
11.	Given the importance of available funding to your business, please revise future filings to include the following information:
•	A more specific and comprehensive discussion of the terms of your debt service ratio and any other significant/restrictive covenants in your revolving credit facility.

•	For your most significant/restrictive covenants, your actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date.

•	Quantified disclosure regarding how a failure to meet your debt service ratio could impact the availability and interest rate of future borrowings.

•	A quantified discussion regarding how adverse economic conditions may impact the eligibility for including your accounts receivable balance in your revolving credit facility and may reduce your borrowing base.
It appears to us that such information may allow investors to more easily understand your current status and ability to meet your financial covenants.
Response: In future filings, we will disclose the actual debt service coverage ratio at the end of each reporting period along with how failure to meet this ratio could impact the availability and interest rate of future borrowings. We will also disclose that the our debt service coverage ratio is calculated at the end of each fiscal quarter and is based on the most-recently ended four fiscal quarters of consolidated EBITDA minus cash taxes paid, minus unfunded capital expenditures, plus cash tax refunds to consolidated debt charges which are consolidated cash interest expense plus scheduled principal payments on indebtedness plus scheduled reductions in our fixed asset borrowing base. We will also indicate that the debt service coverage ratio is to be greater than 1.0 and not less than 1.1 for any two consecutive fiscal quarters. In future filings, we will also include a quantified discussion of how adverse economic conditions may impact the eligibility for including certain accounts receivable in our revolving credit facility, including how it may reduce our borrowing base.
Schedule 14A Definite Proxy Statement Filed on April 22, 2009

Securities and Exchange Commission
July 13, 2009

Executive Compensation, page 10
Compensation Components, page 11
Annual Bonus, page 11
12.	We note that for purposes of earning a bonus under the Bonus Plan, the compensation committee selected consolidated adjusted income before taxes as the performance measure for the CEO. However, it appears that you have not provided a quantitative discussion of the terms of the performance target to be achieved in order for the CEO to earn a cash bonus. Please disclose the specific performance target used to determine the cash bonus amount. In addition, please disclose the actual level of target achievement and disclose how you calculated and determined the ultimate bonus award payable to Mr. Crawford.
Response:
There is not a performance target for the annual cash bonus payable to our CEO. Instead, the CEO is entitled to 4% of our consolidated adjusted income before taxes. In future filings, we will clarify our disclosure so that it is clear that there is no performance target. Additionally, in future filings, we will disclose our consolidated adjusted income before taxes, to the extent applicable.
Equity Compensation, page 12
13.	Please enhance the disclosure regarding the equity awards made to the named executive officers to disclose in more detail the factors the Compensation Committee considered in determining the specific forms and levels of this component of your compensation program. Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.
Response:
In future filings, we will enhance the disclosure regarding the factors that we considered in deriving the payouts awarded for each component of compensation, including equity awards, and substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.
As previously disclosed in our proxy statement for our 2009 annual meeting of shareholders, the Compensation Committee considered the following factors in determining the specific forms and levels of our compensation:
•	recommendations of our CEO;

•	medians for total compensation from the market survey and peer group data for comparable positions;

•	individual performance, scope of responsibilities, competencies and experience;

•	internal equity and consistency; and

•	local competitive market.
The Compensation Committee used its subjective judgment and discretion in determining the components and level of compensation for our named executive officers, including equity awards. The Compensation Committee did not perform a qualitative or quantitative analysis in making compensation determinations.
Salary
For 2008, the Compensation Committee considered salary medians from the market survey and peer group data in deciding to keep our CEO’s base salary the same as 2007. For our other named executive officers, Messrs. M. Crawford, Vilsack and Fogarty received base salary increases of 14.3%, 8.3%, and 4.3%, respectively. M. Crawford’s salary was adjusted to target median or slightly above median levels for the peer group and market. The Compensation Committee does not target median levels of salary or total compensation for our other named executive officers. With respect to our other named executive officers, Messrs. Vilsack and Fogarty, the Compensation Committee considered median levels, responsibilities, historical increases, and internal equitable considerations.

Securities and Exchange Commission
July 13, 2009

Annual Bonus
No annual bonuses were awarded to our named executive officers other than our CEO.
Equity Compensation
We use the grant of equity awards under our 1998 Plan to provide long-term incentive compensation opportunities, which align the executives’ interests with those of our shareholders, and to attract and retain executive officers.
Other than for grants of equity awards to our CEO, the Compensation Committee typically considers recommendations from our CEO when considering decisions regarding the grant of equity awards to executive officers. The Compensation Committee grants equity awards based on a number of criteria, including the relative rank of the executive officer and the executive’s historical and ongoing contributions to our success based on subjective criteria. There is no set formula for the granting of equity awards to executive officers.
For 2007 and 2008, no equity awards were made to our CEO or our COO. The Compensation Committee considered the following factors in making equity awards in 2008 to our other executive officers:
•	the value and size of historical grants;

•	how much value was created by the historical grants;

•	medians from the market survey and peer group data;

•	internal equitable considerations; and

•	shares available for grant.
* * *
          In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-947-2204 or by facsimile at 440-947-2299.

Sincerely,
/s/ Jeffrey L. Rutherford
Jeffrey L. Rutherford
Vice President and Chief Financial Officer